SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549
                        _________________________________


                                   FORM 8-A/A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Amendment No. 1


                          Mark IV Industries, Inc.
                          ------------------------
              (Exact name of registrant as specified in its charter)


         Delaware                                        23-1733979
-------------------------------------      -------------------------------
(State of incorporation or organization)  (IRS Employer Identification No.)


501 John James Audubon Parkway, Amherst, N.Y.            14226-0810
---------------------------------------------            ----------
Address of principal executive offices)
                                                         (Zip Code)



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A(c), please check the following box ___.

If this form relates of the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box ___.

Securities Act registration statement file number to which this form relates:
None. (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered
------------------                      ------------------------------
Preferred Stock Purchase Rights         New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None
____________________________________________________________________
                                (Title of Class)

The undersigned registrant hereby amends and supplements, as set forth below, Items 1 and 2 of its Registration Statement on Form 8-A (the Form 8-A) filed with the Securities and Exchange Commission (the "Commission") on May 25, 1995.

Item 1.  Description of Securities to be Registered.
         ------------------------------------------

The response to Item 1 in the Form 8-A is hereby amended to read as follows:

On May 17, 1995, the Board of Directors of Mark IV Industries, Inc. (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"), to stockholders of record at the close of business on June 2, 1995. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $80.00 per unit of one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A Distribution Date will occur and the Rights will separate from the Common Stock upon the earliest (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding * shares of Common Stock other than as a result of repurchases of stock by the Company, any Subsidiary of the Company or any employee benefit plan of the Company or the date a Person has entered into an agreement or arrangement with the Company or any Subsidiary of the Company providing for an Acquisition Transaction (the "Stock Acquisition Date") or (ii) ten business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board pursuant to the terms of the Rights Agreement described in this clause (ii) may be made at any time during the Special Period (as defined below)) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. An Acquisition Transaction is defined in the Rights Agreement as (x) a merger, consolidation or similar transaction involving the Company or any of its Subsidiaries as a result of which stockholders of the Company will no longer own a majority of the outstanding shares of Common Stock of the Company or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined (based solely on the shares of Common Stock received or retained by such stockholder, in its capacity as a stockholder of the Company, pursuant to such transaction), (y) a purchase or other acquisitions of all or a substantial portion of the assets of the Company and its Subsidiaries, or (z) a purchase or other acquisition of securities representing 20% or more of the shares of Common Stock then outstanding.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 2, 1995 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 2, 2005, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) with respect to certain shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of certain securities of the Company, or (ii) as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the Directors who are not officers of the Company and who are not affiliates or associates of such person determine to be fair to and otherwise in the best interests of the Company and its stockholders) (a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at a Purchase Price of $80.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $160.00 worth of Common Stock (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $80.00. Assuming that the Common Stock had a per share value of $20.00 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $80.00.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger meeting certain conditions which follows an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its stockholders), or (ii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the Flip-in Event described in the second preceding paragraph are referred to as the "Triggering Events."

The Purchase Price payable, and the number of units of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding cash dividends not in excess of 200% of regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions of one one-hundredth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).

For 180 days (the "Special Period") following a change in control of the Board of Directors of the Company, that has not been approved by the Board of Directors, occurring within six months of an unsolicited third party acquisition or business combination proposal, the new directors are entitled to redeem the rights (assuming the rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, but only (1) if they have followed certain prescribed procedures or (2) if such procedures are not followed, and if their decision regarding redemption and/or any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for purposes of determining the effectiveness of such redemption) are able to establish the entire fairness of such redemption, and, if applicable, such transaction.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are redeemed as provided in the second preceding paragraph.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.


The Rights have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The existence of Rights, however, should not affect an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the $.01 redemption price.

The Rights Agreement between the Company and the Rights Agent and the First Amendment thereto specifying the terms of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.


* Under the Rights Agreement, for purposes of calculating percentages of Common Stock outstanding, shares of Common Stock outstanding shall include all shares of Common Stock deemed to be beneficially owned by a person and its affiliates and associates, even if not actually then outstanding.

Item 2.  Exhibits
         --------

The response to Item 2 in the Form 8-A is hereby amended to read in its entirety as follows:

1. Agreement, dated as of May 17, 1995, between Mark IV Industries, Inc. and American Stock Transfer & Trust Company, as Rights Agent

2.       First Amendment to Rights Agreement, dated as of May 19, 1999.

                                  SIGNATURE




         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  June 2, 1999
       ------------


                                           MARK IV INDUSTRIES, INC.

                                           By: /s/Richard L. Grenolds
                                               ----------------------
                                               Richard L. Grenolds
                                               Vice President and
                                                Chief Accounting Officer

                           EXHIBIT INDEX


Exhibit Number                Description                         Page
-------------                 ------------                        ----

      1. Rights Agreement, dated as of May 17, 1995, between Mark IV Industries, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4 to the Registrant's
                 Registration Statement on Form 8-A dated May 24, 1995.

      2. First Amendment to Rights Agreement, dated as of May 19, 1999 (incorporated by reference to Exhibit 4 to the Registrants' Form 8-K dated May 19, 1999).